

August 6, 2007

Via U.S. Mail and Facsimile at (513) 579-6457

Mark A. Weiss
Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202

RE: Great American Financial Resources, Inc.
Schedule 13E-3 filed on June 14, 2007, as amended
File No. 005-42992

Schedule 14A filed June 14, 2007, as amended
File No. 001-11632

Dear Mr. Weiss:

We have reviewed your filings and have the following comments.

Schedule 13E-3

1. We note your response to prior comment 1. It appears that Messrs Ambrecht and Martin are affiliates engaged in the transaction. Either provide an expanded analysis supporting your position that they are not filing persons or them filing persons on the Schedule 13E-3.

Schedules 14A

2. We note your response to prior comment 7. Please file the materials as an exhibit to the Schedule 13E-3.

Reasons for the Special Committee's Determination

3. We note your response to prior comment 10. Please expand your disclosure to discuss each factor set forth in Instruction 2 to Item 1014 in reasonable detail. For instance, we note your cursory reference to net book value. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself

may be an important part of the decision-making process that should be explained for stockholders. Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981).

4. We note your response to prior comment 11. Please revise the discussion of procedural fairness to address Items 1014(d) of Regulation M-A.

<u>Closing</u>

Please amend the documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact me at (202) 551-3345 with any questions.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions